

Press release

Date May 26, 2006

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction other than the Netherlands and Luxembourg. This is a press release of VNU N.V.

VNU CALLS MEETINGS OF NOTEHOLDERS IN CONNECTION WITH BOND TENDER LAUNCHED BY VALCON ACQUISITION B.V.

Haarlem, the Netherlands – VNU N.V. (ASE: VNU, "VNU"), a leading global information and media company, today announced that, in connection with the invitation to offer to sell certain notes issued by VNU (as set out below) and the offer to purchase certain notes issued by VNU's subsidiary Nielsen Media Research, Inc. (7.60% Notes due 2009, CUSIP No. 653929AA7) that were launched by Valcon Acquisition B.V. ("Valcon") today, VNU has, at the request of Valcon, called meetings of noteholders in respect of the following notes issued by VNU or, in the case of the NLG 600,000,000 5.50% Bonds due June 16, 2008, N.V. Verenigd Bezit VNU (which changed its name to VNU N.V.), to pass resolutions which will be proposed as extraordinary resolutions:

- For the EUR 150,000,000 Extendable Floating Rate Notes due September 28, 2006 (of which EUR 148,200,000 in aggregate principal amount is outstanding), ISIN: XS0145642681, a meeting will be held at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, United Kingdom, on June 19, 2006 at 10:00 a.m. (BST), 11:00 a.m. (CET);

- For the EUR 500,000,000 6.625% Bonds due May 30, 2007 (of which the entire issue remains outstanding), ISIN: XS0111874128, a meeting will be held at the offices of Clifford Chance LLP, Amsterdam, Droogbak 1A, 1013 GE, Amsterdam, the Netherlands, on June 20, 2006 at 10:00 a.m. (BST), 11:00 a.m. (CET);

- For the NLG 600,000,000 5.50% Bonds due June 16, 2008 (of which the entire issue remains outstanding), ISIN: NL0000121945, Fondscode: 12194, a meeting will be held at the offices of Clifford Chance LLP, Amsterdam, Droogbak 1A, 1013 GE, Amsterdam, the Netherlands, on June 20, 2006 at 10:15 a.m. (BST), 11:15 a.m. (CET);

- For the EUR 600,000,000 6.75% Notes due October 29, 2008 (of which EUR 48,923,000 in aggregate principal amount is outstanding), ISIN: XS0137852793, a meeting will be held at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, United Kingdom, on June 19, 2006 at 10:15 a.m. (BST), 11:15 a.m. (CET).

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VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

Press release

At the meetings, noteholders will, among other matters, be requested to approve, subject to certain conditions, the introduction of a right exercisable by VNU to redeem some or all notes at 100% of their nominal amount outstanding plus accrued and unpaid interest. Any resolution that is adopted at a meeting of noteholders will also be binding on noteholders who did not appear or were not represented at the meeting, or who voted against the proposed resolutions, or who abstained from voting thereon, and on holders of coupons. Further information on the proposed resolutions may be found in the relevant notices of meeting given today.

About VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. The company employs nearly 41,000 people. Total revenues were EUR 3.5 billion in 2005. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU web site at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 3692